Exhibit 99.1

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

UNAUDITED

- - - - - - - - - - - -

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

	June 30,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3,103	810
Short-term bank deposits	57	4,045
Account receivable	47	-
Governmental grant receivable	7	108
Other receivables and prepaid expenses	306	757
Inventories	1,218	1,032

TOTAL CURRENT ASSETS	4,738	6,752

NON-CURRENT ASSETS:

Long-term bank deposits	-	54
Right-of-use assets	458	592
Property and equipment, net	176	194

TOTAL NON-CURRENT ASSETS	634	840

TOTAL ASSETS	5,372	7,592

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

		June 30,	December 31,
	Note	2024	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payables		175	410
Advance payments		101	312
Accrued payroll and other employment related accruals		641	579
Convertible promissory note		1,934	-
Accrued expenses		386	190
Lease liabilities		296	297
TOTAL CURRENT LIABILITIES		3,533	1,788
Lease liabilities		144	278
TOTAL LIABILITIES		3,677	2,066

SHAREHOLDERS’ EQUITY
Ordinary shares, NIS 0.01 par value:
Authorized 50,000,000 as of June 30, 2024 and December 31, 2023; issued and outstanding 20,887,428 shares as of June 30, 2024 and 20,387,428 shares as of December 31, 2023	1	58	57
Additional paid-in capital	1	27,070	26,692
Accumulated losses		(25,433)	(21,223)

TOTAL SHAREHOLDERS’ EQUITY		1,695	5,526

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,372	7,592

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,	Six months ended June 30,
	2024	2023
	U.S. dollars in thousands (except per share amounts)

Revenues	394	12
Expenses:
Cost of revenues	(315)	(3)
Research and development, net	(1,616)	(1,560)
Sales and marketing expenses	(1,083)	(1,050)
General and administrative expenses	(1,601)	(1,453)
OPERATING LOSS	(4,221)	(4,054)
FINANCING INCOME, NET	11	158

NET LOSS AND TOTAL COMPREHENSIVE LOSS	(4,210)	(3,896)

Net loss per ordinary share, basic and diluted	(0.21)	(0.26)

Weighted average number of ordinary shares outstanding basic and diluted*	20,392,984	15,254,457

*	The weighted average number of ordinary shares is excluding the warrants and options described in note 4 below as they are anti-dilutive.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

U.S. dollars (in thousands) (except for share numbers)

	Ordinary shares		Additional
	Number		paid-in	Accumulated
	of shares	Amount	capital	losses	Total
		U.S. dollars in thousands	U.S. dollars in thousands

BALANCE AS OF DECEMBER 31, 2022	15,049,720	43	23,346	(13,409)	9,980
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2023:
Issuance of shares to April 2021 investors (Note 4a)	169,125	1	(1)	-	-
Exercise of options	724,139	2	1,446	-	1,448
Share-based compensation	-	-	109	-	109
Comprehensive loss	-	-	-	(3,896)	(3,896)
BALANCE AS OF JUNE 30, 2023	15,942,984	46	24,900	(17,305)	7,641

BALANCE AS OF DECEMBER 31, 2023	20,387,428	57	26,692	(21,223)	5,526
CHANGES DURING SIX MONTHS ENDED JUNE 30, 2024:
Issuance of shares associated with the SEPA (see note 5)	500,000	1	266	-	267
Share-based compensation	-	-	112	-	112
Comprehensive loss	-	-	-	(4,210)	(4,210)
BALANCE AS OF JUNE 30, 2024	20,887,428	58	27,070	(25,433)	1,695

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(4,210)	(3,896)

Adjustments required to reconcile net loss to net cash used in operating activities

Depreciation	54	23
Accrued interest on deposits	39	*(19)
Interest expenses on convertible promissory note	14	-
Share based compensation expenses	112	109
Unrealized gain from foreign currency derivative activities	61	-

Changes in operating assets and liabilities items:
Increase in inventory	(186)	(6)
Increase in accounts receivables	(47)	-
Decrease (increase) in governmental grants receivables	101	(29)
Decrease (increase) in other receivables and prepaid expenses	380	(95)
(Decrease) increase in advance payments	(211)	20
Decrease in deferred revenues	-	(12)
Decrease in accounts payable	(236)	(44)
Increase in accrued payroll and other employment related accruals	62	163
Increase in accrued expenses	206	48
Net cash used in operating activities	(3,861)	(3,738)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(36)	(93)
Proceeds (investments) associated with deposits, net	4,003	*(2,036)
Net cash (used in) provided by investing activities	3,967	(2,129)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible promissory note (see note 5)	1,920	-
Proceeds from issuance of ordinary shares as a result of exercise of warrants	-	1,448
Proceeds from issuance of ordinary shares associated with the SEPA (see note 5)	267
Net cash provided by financing activities	2,187	1,448

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,293	(4,419)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	810	10,373
CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,103	5,954

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest received from deposits	110	159
Right-of-use asset recognized against lease liability	-	446

*	Reclassified

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:–	GENERAL

a.

Wearable Devices Ltd. (the “Company”) was incorporated in Israel in March 2014. The Company develops and sells human-machine interface solutions for the smart wearables industry. The Company is still in its development stage and at an early stage of generating revenues. The Company’s products are designated directly to end users and also designated to businesses in integration of its technology in their smart wearable devices. The Company’s ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on September 13, 2022, under the symbols “WLDS” and “WLDSW,” respectively (see Note 4a below).

The Company’s revenues were derived from:

1)	The sales of business to consumer (“B2C”) product, the “Mudra Band”.

2)

The sales of business to business Mudra development kits composed of multiple performance obligations including tangible parts (“Hardware”) and a limited period (generally one year) application programming interface with no commercial rights, to enable the customer to evaluate the Company’s solution with its own products.

3)

The sales of pilot transactions to evaluate the integration of the Company’s solution with the customer’s products composed of multiple performance obligations including Hardware, tailor-made software applications and technical support during the pilot period.

In the six months ended June 30, 2024, most of the Company’s revenues were derived from the sales of Mudra Band to B2C customers.

In the six months ended June 30, 2023, all of the Company’s revenues were derived from the sales of Mudra development kits.

b.	In 2018, the Company established a wholly owned subsidiary in the United States for the purpose of marketing and distribution of its solutions – Mudra Wearable, Inc. – which commenced its operations in 2020.

c.	The Company’s headquarters is located in Israel. Starting from October 7, 2023 Israel is in the War of Iron Swords (“the War”). This situation has resulted in a notable increase in military activity along the southern and northern borders of the country. As of the date of this report, the events of the war have disrupted business and economic activity in Israel. The continuation of the war for an extended period may have consequences for many industries and different geographical areas in the country (particularly in the southern and northern areas of the country including the company’s location). Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. As of today, these events have had no material impact on the Company’s operations.

d.	The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. To date, the Company is still at its development stage and at an early stage of generating revenues. Therefore, the Company has suffered recurring losses from operations and negative cash flows from operations since inception. In September 2022, the Company completed an initial public offering (the “IPO”) on Nasdaq and raised net proceeds of $13.3 million. In November 2023, the Company completed a secondary offering and raised net proceeds of $1.7 million.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:–	GENERAL (cont.):

On June 6, 2024, WLDS entered into a Standby Equity Purchase Agreement (the “SEPA”), with YA II PN, Ltd. (“YA”), a fund managed by Yorkville Advisors Global, LP. Pursuant to the terms of the SEPA, YA is committed to purchase up to $10 million (the “Commitment Amount”), of the Company’s Ordinary Shares at any time during the three-year period following the execution date of the SEPA. Any sale of Ordinary Shares pursuant to the SEPA is subject to certain limitations, including that YA may not accept any purchase of Ordinary Shares that would result in it owning more than 4.99% of our Ordinary Shares.

During June 2024, the Company issued 500,000 Ordinary Shares pursuant to the SEPA for proceeds of $267 thousand.

In addition, and subject to certain conditions (see also note 5), the Company may request pre-paid advances in an amount up to $3.0 million. The Company requested, and received during June 2024, an initial pre-paid advance of $2 million (the “Convertible promissory note”) in connection with the execution of the SEPA.

As of June 30, 2024, the Company had incurred accumulated losses of $25.4 million and expects to continue to fund its operations through fundings, such as issuances of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 2 –	BASIS FOR PREPARATION

The Company’s accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America
(“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by U.S. GAAP for complete financial statements.

These condensed interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements and related notes for the year ended December 31, 2023 (the “Annual Financial Statements”).

There have been no changes in the Company’s significant accounting policies during the six months ended June 30, 2024, as compared to the critical accounting policies described in note 2 to the Annual Financial Statements, except as follows:

Convertible promissory note- see note 5.

Debt discounts represent issuance costs related to Convertible promissory note and are included in the condensed consolidated balance sheets as a direct deduction from the principal amount of the Convertible promissory note. Debt discounts are amortized over the term of the related note and are included in the interest expense

NOTE 3 –	RELATED PARTIES

The employment expenses of the Company’s co-founders who each owns more than 5% of the Company’s Ordinary Shares: Asher Dahan (the Chairman of the Board of Directors (the “Board”) and the Chief Executive Officer (“CEO”) of the Company), Guy Wagner (President, Director and Chief Scientific Officer of the Company) and Leeor Langer (the Chief Technology Officer of the Company), for the six months ended June 30, 2024 and 2023 amounted to $154 thousand and $158 thousand, respectively. Starting from September 2022, their monthly salaries were NIS 70 thousand (approximately $19 thousand, plus social benefits and leased car).

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –	EQUITY

a.	Share capital:

In September 2022, the Company completed the IPO, in which it issued 3,750,000 Ordinary Shares and warrants to purchase 8,625,000 Ordinary Shares.

The warrants have been exercisable immediately upon issuance, at an exercise price of $4.00 per Ordinary Share and are exercisable until September 12, 2027. On September 16, 2022, 40,000 warrants were exercised into 40,000 Ordinary Shares. On December 14, 2022, the exercise price of the warrants was adjusted to $2.00 per Ordinary Share (the “Exercise Price Adjustment”). Following the Exercise Price Adjustment, on February 16, 2023, as a result of the IPO, the Company issued an aggregate of 169,125 Ordinary Shares to certain holders who invested in the Company in April 2021.

In June 2023, 724,139 warrants were exercised into 724,139 Ordinary Shares at an exercise price of $2.00 per Ordinary Share.

During November 2023, the Company completed a follow-on public offering for gross proceeds of $2 million, in which the Company issued 4,444,444 Ordinary Shares priced to the public at $0.45 per share.

On June 6, 2024, the Company entered into the SEPA with YA. According to the SEPA, the Company will have the sole right in its discretion to sell shares to YA from time to time by issuing advance notices to YA following the effectiveness of a registration statement with the Securities and Exchange Commission registering the Ordinary Shares issuable pursuant to the SEPA and the satisfaction of other customary conditions (See also note 5).

During June 2024, the Company issued 500,000 Ordinary Shares pursuant to the SEPA for proceeds of $267 thousand.

b.	Share-based compensation:

Equity Warrants to investors and associated with the IPO, as of June 30, 2024:

Number of warrants/ options	Issuance date	Exercise price	Exercise ratio	Expiration date	Notes
7,860,861	September 13, 2022	$2.00	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Registered for trading
187,500	September 15, 2022	$5.31	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Owned by underwriter
23,640	September 15, 2022	$4.23	Each warrant is exercisable into 1 Ordinary Share	10 years following the issuance date	Owned by the legal advisor

The reported sale prices of Company’s Ordinary Shares and warrants on Nasdaq was $0.276 and $0.0106, respectively, as of September 20, 2024.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –	EQUITY (cont.):

Options to employees

Below is a summary of the Company’s option activity and related information with respect to options outstanding at the beginning and end of each period:

	Number of Options	Weighted-average exercise price

Outstanding as of January 1, 2024	1,454,764	$0.777

Expired or forfeited	(5,000)	$1.317

Outstanding as of June 30, 2024	1,449,764	$0.775

Exercisable as of June 30, 2024	956,042	$0.586

During the six month period ended June 30, 2024, the Company did not grant any new options to purchase Ordinary Shares.

Options to consultants

The Company’s outstanding options to consultants as of June 30, 2024 were as follows:

Issuance date	In connection with	No. of options issued	Exercise price	No. of options exercisable
2015	Services rendered	110,655	$0.003	110,655
2017	Services rendered	36,885	$0.003	36,885
2021	Services rendered	69,090	$0.003 - $2.25	69,090
2023	Services rendered	100,000	$0.546	51,111

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –	SIGNIFICANT EVENTS IN THE REPORTING PERIOD

On June 6, 2024 (the “Effective Date”), the Company entered into the SEPA with YA, a fund managed by Yorkville Advisors Global, LP. Pursuant to the terms of the SEPA, YA is committed to purchase up to the Commitment Amount, of the Company’s Ordinary Shares at any time during the three-year period following the execution date of the SEPA. The purchase price of the Ordinary Shares sold to YA is equal to 97% of the lowest volume weighted average price (“VWAP”) of the Company’s Ordinary Shares during a pricing period of 3 consecutive trading days commencing on the trading day of the delivery of an advance notice by the Company. During June 2024, the Company issued 500,000 Ordinary Shares for proceeds of $267 thousand.

According to the SEPA, the Company will have the sole right in its discretion to sell shares to YA from time to time by issuing advance notices to YA. In addition, the company also agreed to pay YA the Commitment Fee by issuance of the Company’s Ordinary shares, equal to $100,000, or 1.0% of the aggregate amount available to be sold under the SEPA, as consideration for its irrevocable commitment to purchase Ordinary Shares under the SEPA. Fifty percent (50%) of the Commitment Fee shall be paid to YA on the that date that is 90 days from the Effective Date and the balance of 50% will be paid on that date that is 180 days from the Effective Date. On September 4, 2024, the Company and YA agreed to postpone the issuance of the first half of the Commitment Fee and to issue the full 1% of the Commitment Fee to YA on the that date that is 180 days from the Effective Date. The Commitment Fee will be paid by the issuance to YA of such number of Ordinary Shares that is equal to the balance of the Commitment Fee divided by the average of the daily VWAP of the Ordinary Shares during the 3 Trading Days immediately prior to the payment date. The Company has also paid to YA a structuring fee in the amount of $10,000.

Subject to certain conditions, the Company may request pre-paid advances of the Commitment Amount, in an amount up to $3 million, which will be evidenced by one or more Convertible promissory notes. The Company requested, and has received, an initial pre-paid advance of $2 million in connection with the execution of the SEPA.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –	SIGNIFICANT EVENTS IN THE REPORTING PERIOD (cont.):

Each Convertible promissory note will be discounted to 96% of the purchase price and be fully mature 12 months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 6% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Convertible promissory note). Beginning 60 days after the issuance of a Convertible promissory note, the Company shall pay to YA a monthly installment payment of 10% of the original principal amount of the Convertible promissory note and accrued interest, payable in cash or by submitting an advance notice, where YA will offset the amount due to be paid to us under such notice against an equal amount of the monthly installment amount, at the Company’s option. If the Company elects to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. Each Convertible promissory note will be convertible at a conversion price equal to $0.70 per Ordinary Share and contains customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events affecting the Company’s Ordinary Shares and the conversion price. Each Convertible promissory note will also contain anti-dilution provisions that provide that if the Company issues Ordinary Shares, or securities convertible into or exercisable or exchange for, shares of Ordinary Shares at a price per share that is less than the conversion price then in effect, then the conversion price of the Convertible promissory note upon each such issuance will be adjusted to the price equal to the consideration per share paid for such Ordinary Share or other securities.

The embedded conversion option has not bifurcated due to the fixed nature of the conversion price, which is closely indexed to the Company’s own shares. Additionally, there is no significant premium associated with the Convertible promissory note.

Moreover, the Company retains the option to settle the debt in shares pursuant to the SEPA conditions. Given that the Company will incur an additional cost, either in cash settlement or in shares settlement (in the form of discounted share price), the Convertible promissory note will bear a 5% premium.

The Convertible promissory note was recognized based on the amortized cost method and as of June 30, 2024 the Convertible promissory note, including accrued interest, amounted to approximately $1,934 thousand.

NOTE 6 –	SUBSEQUENT EVENTS

a.	On August 15, 2024, the Board approved the allocation and / or grant of additional options to purchase up to 175,000 Ordinary Shares to certain directors, officers and employees, with an exercise price of $0.434 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following the termination of employment or services. The fair value of each option as of the grant date, was $0.19, determined using the Black-Scholes option pricing model and the total expenses of approximately $24 thousand will be expensed over the option vesting periods of three years. The options allocated to the Company’s CEO and Chief Scientific Officer are subject to the shareholders’ meeting approval.

b.	On August 15, 2024, the Board approved the Company’s 2024 Global Equity Incentive Plan (the “Incentive Plan”), which provides for the issuance of up to 4,570,606 Ordinary Shares of the Company. The Incentive Plan is subject to the approval of the Israeli Tax Authorities (the “ITA”). In addition, the Incentive Plan includes an Annex that governs the grants of awards to employees and other service providers who are citizens or resident aliens of the United States, subject to the approval of the shareholders’ meeting.

The Incentive Plan provides for the grant of options, shares, restricted shares or restricted share units to employees, non-employee directors, consultants, advisors, or service providers of the Company, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of the Company.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –	SUBSEQUENT EVENTS (cont.)

The Incentive Plan will continue for a term of ten years from the date of adoption by the Board, or until August 14, 2034, unless terminated earlier.

c.	On August 15, 2024, the Board approved the Company’s 2024 Employee Stock Purchase Plan (the “ESPP”), which provides for the issuance of up to 5,000,000 Ordinary Shares and includes an Annex that governs the grants of awards to employees who are residents of the State of Israel. The ESPP is subject to the approval of shareholders’ meeting. Generally, all of the Company’s employees will be eligible to participate in the ESPP if they are employed by the Company, or employees of any participating subsidiary, provided that they have been employed by the Company or subsidiary for more than five months in a calendar year. The ESPP permits participants to purchase ordinary shares through payroll deductions in an amount equal to a whole percentage of from one to 15% of their ESPP eligible compensation (or such other limited established by the administrator in accordance with the terms of our ESPP) in an offering. The purchase price of the shares will be determined by the Committee in accordance with the terms of the ESPP, but the option price shall not be less than the lesser of 85 percent of the fair market value of the shares on the offering date, or 85 percent of the fair market value of the shares on the exercise date.

d.	On October 24, 2023, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC regarding its noncompliance with Nasdaq’s minimum bid price requirement because the closing bid price of the Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. The Company was granted 180 calendar days, or until April 22, 2024, to regain compliance with the minimum bid price requirement. Since the Company did not regain compliance with the minimum bid price requirement by April 22, 2024, it applied for an additional 180-calendar day grace period. On April 23, 2024, the Company received a notification letter from Nasdaq that the Company had been granted an additional 180-day compliance period, or until October 21, 2024, to regain compliance with Nasdaq’s minimum bid price rule.

On August 15, 2024, the Board approved, subject to the shareholders’ meeting approval, to cure the deficiency during the second compliance period by effecting a reverse stock split in ratio range of 1:10 to 1:20.

e.	During the period following June 30, 2024 and until September 20, 2024, the Company issued to YA 3,215,602 Ordinary shares for the investment of $1.4 million, as part of the SEPA (see also note 5).